FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2003
                                   13 May 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Third Quarter Results released on 13 May 2003


EXHIBIT NO. 1

                       BRITISH SKY BROADCASTING GROUP PLC

                Results for the nine months ended 31 March 2003

The following portion of this Report is incorporated by reference in the prospectus contained in the Registration Statement on Form F-3 (SEC File No. 333-08246) filed by the Registrant under the Securities Act of 1933: the consolidated profit and loss account for the nine months ended 31 March 2003, the consolidated profit and loss account for the three months ended 31 March 2003, and the notes to these accounts, annexed hereto, excluding the term EBITDA and the related EBITDA amounts.


13 May 2003



                       BRITISH SKY BROADCASTING GROUP PLC

                Results for the nine months ended 31 March 2003


*        Net DTH subscriber growth of 150,000 in the quarter to 6.7 million

*        DTH revenue increases by 23% to GBP1,726 million

*        Advertising revenue increases by 15% to GBP204 million

* Operating profit before goodwill and exceptional items increases by 96% to GBP254 million

*        Operating cash inflow of GBP396 million

*        Profit before tax, goodwill and exceptional items of GBP165 million


Tony Ball, Chief Executive of British Sky Broadcasting Group plc, said:


"We are reporting another strong set of results today. In what is normally a quiet period we have delivered healthy subscriber growth and an operating profit which has almost doubled year on year, thanks to strong revenue growth and sustained cost control. We remain on track to hit all of our targets."

Enquiries:


Analysts/Investors:

Neil Chugani                                      Tel:      020 7705 3837
Andrew Griffith                                   Tel:      020 7705 3118

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                                     Tel:     020 7705 3267
Robert Fraser                                     Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com


Portland:

Tim Allan                                         Tel:     020 7404 5344



A conference call for analysts will be held at 8.30 a.m. (BST) today. To register for this, please contact Diane Barnes at Portland PR on +44 20 7404 5351. In addition, a live webcast of the call will be available (in listen only mode) on Sky's corporate website (www.sky.com/corporate).

There will be a separate conference call for US analysts at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Nikki Sheridan at Taylor Rafferty on +1 212 889 4350.


OPERATIONAL REVIEW

At 31 March 2003 the total number of direct-to-home (DTH) digital satellite subscribers in the UK and Ireland was 6,712,000. This represents a net increase of 150,000 in the three months to 31 March 2003 ("the quarter") and keeps Sky comfortably on track to achieve its target of 7 million subscribers by the end of the calendar year. Including both cable and estimated digital terrestrial homes from BARB, at least one or more of Sky's channels are now distributed to 12 million homes in the UK and Ireland.

DTH churn for the year to date (annualised) fell to 9.3%, a new record low level of total churn achieved despite the price rise in the quarter.

The annualised average revenue per DTH subscriber (ARPU) in the quarter was GBP364, an increase of 7% over the same quarter last year and GBP13 higher than the ARPU for the quarter to 31 December 2002. This step change in ARPU reflects the changes to UK retail pricing that took effect from 1 January 2003.

At 31 March 2003, there were 137,000 subscribers to the Extra Digibox and 79,000 subscribers to Sky+, representing increases of 17% and 21% respectively over the quarter.

Multi-channel television continues its increase in popularity, with viewing share across all UK television homes up 7% on the nine months ended 31 March 2002 ("the comparable period"). During the Easter week and for the first time ever, multi-channel viewing share exceeded both BBC1 and ITV1, recording a 26% share of viewing in all UK television homes compared to 24% each for BBC1 and ITV1. Multi-channel viewing followed these record audiences in the week after Easter by beating BBC1 and ITV1 for the second consecutive week.



Through the strength and depth of its programming, Sky Sports made a significant contribution to this achievement and also increased its viewing share during the quarter. In particular, on the afternoon of Sunday 2 March 2003, Sky Sports attracted 47% of multi-channel viewing during simultaneous live coverage of the Worthington Cup Final between Liverpool and Manchester United and the World Cup cricket match between England and Australia. Last month, Sky Sports announced new golf agreements securing the exclusive live coverage of the Ryder Cup matches in 2006 and 2008, the US Open until 2009, US PGA Championship until 2007 and World Golf Championship and European Tour events for the next five years.

Following on from its success at the Royal Television Society Awards earlier this year, Sky News was honoured in April with a British Academy Film and Television Award (BAFTA) for its coverage of the Soham tragedy. Sky News has also been the 24-hour news channel of choice during the conflict in Iraq. During the first three weeks of the conflict, Sky News consistently out-rated BBC News 24 and the ITV News channel in multi-channel homes, recording an average weekly reach of over 10.5 million individuals and an average weekly viewing share of 5.7%, more than double that of its rivals combined.

On 17 April 2003, Sky added to its channel line up with the successful launch of three wholly-owned music channels, The Amp, Flaunt, and Scuzz. The three channels feature more extensive interactive opportunities than any previous music channel.

Sky One also reached a new milestone over Easter when it showed the 300th episode of its most popular programme, the Simpsons.



FINANCIAL REVIEW

Operating profit before goodwill and exceptional items increased to GBP254 million, an increase of 96% on the comparable period. This reflects the operational gearing within Sky's business model, with both continued strong top-line performance and a substantial proportion of costs being largely fixed.

Total revenues grew by 15% on the comparable period to GBP2,331 million, whilst operating expenditure rose by just 9% to GBP2,077 million, generating a net operating margin of 11%.

DTH revenues increased by 23% to GBP1,726 million in the nine months ended 31 March 2003 ("the period"), the third successive nine-month period of over 20% growth. This is principally a result of the 14% increase in the average number of DTH subscribers and the continued growth in ARPU.

The Group's advertising revenues continue to increase, achieving 15% growth on the comparable period to GBP204 million, reflecting the first quarter of benefit from the strong share deals negotiated with advertising agencies for calendar 2003, growth in viewing share and the agency commissions earned on the sale of airtime for certain third party channels.

Wholesale revenues fell by 34% on the comparable period to GBP146 million. On a like-for-like basis (excluding the effect of the closure of ITV Digital) the decline was 16%, consistent with the trend in the first half of this financial year. This reduction in revenue is a direct result of the loss of cable subscribers by NTL and Telewest over the last 12 months and the fall in cable ARPU as the number of premium units taken by subscribers has declined. Conversely, the penetration of Sky's basic channels, Sky One and Sky News, has increased to 100% of all cable homes and Sky Sports News has now increased its penetration to 85% of digital cable homes. Sky remains in ongoing discussions with the cable operators in order to improve the number of Sky premium channels taken by their subscribers.

Interactive revenues increased by 7% on the comparable period to GBP146 million.

Sky Active revenues performed strongly, increasing by 12% on the comparable period to GBP74 million. This increase was principally driven by further usage of interactive advertising, SkyBuy (Sky's wholly owned retail business) and increased revenues from interactive programming. During the quarter, ITV embraced interactive applications on digital satellite for the first time across the UK with 'Who Wants To Be A Millionaire?' and has now followed this with the current series of 'I'm A Celebrity Get Me Out Of Here.' Interactivity will again be prominent on Channel 4's Big Brother, to be broadcast at the end of May.

While the gross revenues of SkyBet increased by 3% on the comparable period to GBP72 million, there has been a continued improvement in the mix of revenues between low margin telephone betting and high margin interactive television betting. The launch of Sky Bet Vegas in the quarter, as well as growth in the existing Sports betting business, has resulted in interactive television betting generating over three times the volume of bets than in the comparable period.

Programming costs increased by GBP122 million on the comparable period to GBP1,168 million. The increase in sports costs was mainly due to increased contractual rights costs and the Ryder Cup which is a bi-annual event, partly offset by savings from dropping agreements to televise UEFA Cup Football, Scottish Premier League Football and Six Nations Rugby. A 25% increase in the number of mega-hit movies delivered by the movie studios also contributed to the increase. Third party channel costs increased on the comparable period mainly due to a rise in the average number of subscribers. This was partly offset by savings from channel rate reductions for UKTV and Sci-Fi, as well as Cartoon Network whose agreement was renewed during the quarter achieving at least a 15% saving on the current terms.

Other operating costs increased by GBP56 million on the comparable period to GBP909 million due to increased supply chain costs and administration costs offset by a reduction in customer relationship management (CRM) costs and transmission costs.

Marketing costs are included in other operating costs and are broadly in line with the comparable period at GBP312 million. Subscriber acquisition cost (SAC) remains at GBP210 year-to-date, representing a reduction of GBP25 on the comparable period. This is principally due to lower set-top box costs and an increase in the use of more cost-effective routes to market. Sky remains focused on continuing to drive reductions in SAC.

EBITDA before exceptional items increased by GBP135 million from GBP190 million in the comparable period to GBP325 million.

The Group's share of the operating profits of joint ventures increased to GBP1 million in the period from an operating loss of GBP74 million in the comparable period. This principally reflects the cessation of equity accounting for the Group's then share of losses incurred by KirchPayTV from 8 February 2002.

After its share of the results of joint ventures, goodwill and exceptional items, the Group made a profit before tax of GBP54 million. The profit after tax in the period was GBP33 million, resulting in earnings per share of 1.7 pence compared to a loss per share of 73.4 pence for the comparable period.

The tax charge for the period includes a current tax charge of GBP49 million and a deferred tax charge of GBP3 million due to the Group moving into profitability. This is offset by a GBP33 million deferred tax credit principally arising from the recognition of a deferred tax asset on certain trading losses, net of an adjustment arising from the prior year. After Sky's share of joint ventures' tax (GBP2 million), the charge for the period was GBP21 million (GBP20 million for the quarter).

In the quarter, the group's underlying effective tax rate, ignoring the effect of joint ventures, exceptional items and goodwill, remained at 31% compared to a UK statutory rate of 30%.

GBP14 million of ACT has been offset against the group's tax liability for the quarter. At 31 March 2003, the Group had GBP27 million of Advanced Corporation Tax (ACT) expected to be recoverable in less than one year and GBP37 million of ACT recoverable in more than one year.

As a result of non-cash items that include depreciation of GBP72 million and amortisation of GBP93 million, and a positive movement in working capital of GBP70 million, the Group recorded an operating cash inflow of GBP396 million for the period. This represented the conversion of 156% of operating profit before goodwill to cash inflow. After taking into account cash outflows principally comprising interest payments of GBP116 million, capital expenditure of GBP64 million and corporation tax of GBP8 million, Sky reduced its net debt by GBP211 million to GBP1,317 million from GBP1,528 million at 30 June 2002.



CORPORATE

On 20 March 2003 the Group signed a new, five-year, GBP600 million Revolving Credit Facility. The new facility was used to cancel the Group's GBP750 million facility, originally due to mature in June 2004. In addition, the Group's existing GBP300 million facility has been reduced to GBP200 million and will mature, as before, in June 2004. Total available facilities now total GBP800 million, and will reduce to GBP600 million from June 2004, in line with the anticipated reduced capital requirements of the Group, which has been cashflow positive since January 2002.


Appendix 1



Distribution of Sky Channels


                                          Prior Year
                                          Q3 2001/02         Q1 2002/03         Q2 2002/03         Q3 2002/03
                                      As at 31/03/02              as at              as at              as at
                                                               30/09/02           31/12/02           31/03/03

DTH Digital (1,2)                          5,887,000          6,318,000          6,562,000          6,712,000

Cable - UK                                 3,601,000          3,405,000          3,355,000          3,312,000
Cable - Ireland                              610,000            594,000            596,000            604,000

Total Sky pay homes                       10,098,000         10,317,000         10,513,000         10,628,000

DTT - UK (3)                                       -                  -            813,000          1,370,000

Total Sky homes                           10,098,000         10,317,000         11,326,000         11,998,000

% of all UK homes (4)                            41%                42%                46%                48%

DTH Churn rate for year to date             10.5%(5)               9.6%               9.4%               9.3%
(annualised)




(1): Includes DTH subscribers in Ireland (279,000 as at 31 March 2003).

(2): DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).

(3): BARB estimates taken from the beginning of each month

(4): Total UK homes estimated by BARB, calculated using Total Sky homes.

(5): Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.





Consolidated Profit and Loss Account for the nine months ended 31 March 2003


                                                Before    Goodwill    2002/2003      Before    Goodwill    2001/2002
                                              goodwill         and  Nine months    goodwill         and  Nine months
                                                   and exceptional     ended 31         and exceptional     ended 31
                                           exceptional       items   March 2003 exceptional       items   March 2002
                                                 items                    Total       items                    Total
                                                  GBPm        GBPm         GBPm        GBPm        GBPm         GBPm
                                     Notes (unaudited) (unaudited)  (unaudited) (unaudited) (unaudited)  (unaudited)


Turnover: Group and share of joint             2,387.9           -      2,387.9     2,147.2           -      2,147.2
ventures' turnover
Less: share of joint ventures'                  (57.4)           -       (57.4)     (119.0)           -      (119.0)
turnover
Group turnover                         1       2,330.5           -      2,330.5     2,028.2           -      2,028.2

Operating expenses, net                2     (2,076.7)      (92.7)    (2,169.4)   (1,898.9)     (111.3)    (2,010.2)

EBITDA                                           325.4           -        325.4       189.6      (22.3)        167.3
Depreciation                                    (71.6)           -       (71.6)      (60.3)           -       (60.3)
Amortisation                                         -      (92.7)       (92.7)           -      (89.0)       (89.0)

Operating profit (loss)                          253.8      (92.7)        161.1       129.3     (111.3)         18.0

Share of operating results of joint    3           1.3           -          1.3      (73.5)           -       (73.5)
ventures
Joint ventures' goodwill                             -           -            -           -   (1,069.9)    (1,069.9)
amortisation, net
Profit on sale of fixed asset                        -           -            -           -         2.3          2.3
investment
Amounts written off fixed asset                      -      (18.3)       (18.3)           -      (60.0)       (60.0)
investments, net
Release of provision for loss on                     -           -            -           -        10.0         10.0
disposal of subsidiary
Profit (loss) on ordinary activities             255.1     (111.0)        144.1        55.8   (1,228.9)    (1,173.1)
before interest and taxation

Interest receivable and similar                    2.9           -          2.9        10.1          -         10.1
income
Interest payable and similar charges            (93.1)           -       (93.1)     (115.8)          -       (115.8)
Profit (loss) on ordinary activities             164.9     (111.0)         53.9      (49.9)   (1,228.9)    (1,278.8)
before taxation

Taxation charge on profit (loss) on             (20.8)           -       (20.8)      (16.6)      (88.9)      (105.5)
ordinary activities
Profit (loss) on ordinary activities             144.1     (111.0)         33.1      (66.5)   (1,317.8)    (1,384.3)
after taxation

Equity dividends - paid and proposed                                          -                                   -
Retained profit (loss)                                                     33.1                            (1,384.3)

Earnings (loss) per share - basic                 7.5p      (5.8p)         1.7p      (3.5p)     (69.9p)      (73.4p)
Earnings (loss) per share - diluted               7.4p      (5.7p)         1.7p      (3.5p)     (69.9p)      (73.4p)




Consolidated Profit and Loss Account for the three months ended 31 March 2003


                                                   Before    Goodwill       Three      Before    Goodwill       Three
                                                 goodwill         and      months    goodwill         and      months
                                                      and exceptional       ended         and exceptional       ended
                                              exceptional       items    31 March exceptional       items    31 March
                                                    items                    2003       items                    2002
                                                                            Total                               Total
                                                     GBPm        GBPm        GBPm        GBPm        GBPm        GBPm
                                              (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)

Turnover: Group and share of joint ventures'        838.1           -       838.1       733.5           -       733.5
turnover
Less: share of joint ventures' turnover            (18.9)           -      (18.9)      (25.9)           -      (25.9)
Group turnover                                      819.2           -       819.2       707.6           -       707.6

Operating expenses, net                           (723.7)      (29.0)     (752.7)     (648.4)      (51.5)     (699.9)

EBITDA                                              122.9           -       122.9        78.5      (22.3)        56.2
Depreciation                                       (27.4)           -      (27.4)      (19.3)           -      (19.3)
Amortisation                                            -      (29.0)      (29.0)           -      (29.2)      (29.2)

Operating profit (loss)                              95.5      (29.0)        66.5        59.2      (51.5)         7.7

Share of operating results of joint ventures        (0.4)           -       (0.4)      (13.7)          -       (13.7)
Joint ventures' goodwill amortisation                   -          -           -           -         13.5        13.5
Amounts written back to fixed asset                     -         0.5         0.5          -           -           -
investments
Profit (loss) on ordinary activities before          95.1      (28.5)        66.6        45.5      (38.0)         7.5
interest and taxation

Interest receivable and similar income                0.9           -         0.9         1.6          -          1.6
Interest payable and similar charges               (30.2)           -      (30.2)      (35.5)          -       (35.5)
Profit (loss) on ordinary activities before          65.8      (28.5)        37.3        11.6      (38.0)      (26.4)
taxation

Tax (charge) credit on profit (loss) on            (21.8)         1.5      (20.3)      (11.1)         6.7       (4.4)
ordinary activities
Profit (loss) on ordinary activities after           44.0      (27.0)        17.0         0.5      (31.3)      (30.8)
taxation

Equity dividends - paid and proposed                                            -                                  -
Retained profit (loss)                                                       17.0                              (30.8)

Earnings (loss) per share - basic                    2.3p      (1.4p)        0.9p        0.0p      (1.6p)      (1.6p)
Earnings (loss) per share -diluted                   2.3p      (1.4p)        0.9p        0.0p      (1.6p)      (1.6p)






Notes:

1.        Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:


                                                                         2002/2003       2001/2002
                                                                       Nine months     Nine months
                                                                             ended           ended
                                                                          31 March        31 March
                                                                              GBPm            GBPm
                                                                       (unaudited)     (unaudited)

Direct-To-Home subscribers                                                 1,725.5         1,400.1
Cable and DTT subscribers (i)                                                145.7           221.1
Advertising                                                                  204.1           178.2
Interactive                                                                  146.2           136.3
Other                                                                        109.0            92.5
                                                                           2,330.5         2,028.2



(i) Excludes revenue from DTT subscribers from 30 April 2002 when the ITV Digital pay television service was closed.



2.       Operating expenses, net


                                   Before Goodwill and      2002/2003        Before  Goodwill and     2001/2002
                             goodwill and  exceptional    Nine months  goodwill and   exceptional   Nine months
                              exceptional        items          ended   exceptional         items         ended
                                    items                    31 March         items                    31 March
                                                                Total                                     Total
                                    GBPm         GBPm           GBPm           GBPm          GBPm          GBPm
                              (unaudited)  (unaudited)    (unaudited)   (unaudited)    (unaudited)  (unaudited)

Programming (i)                   1,167.9            -        1,167.9       1,045.9            -        1,045.9
Transmission and related            108.4            -          108.4         110.3            -          110.3
functions (i)
Marketing                           311.5            -          311.5         307.6            -          307.6
Subscriber management               242.1            -          242.1         217.3            -          217.3
Administration (ii)                 179.9          92.7         272.6         152.1         111.3         263.4
Betting                              66.9            -           66.9          65.7            -           65.7
                                  2,076.7          92.7       2,169.4       1,898.9         111.3       2,010.2


(i) The amounts shown are net of GBP9.1 million (2001/2002: nine months ended 31 March GBP9.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP18.7 million (2001/2002: nine months ended 31 March GBP17.8 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Included within goodwill and exceptional items for the nine months ended 31 March 2003 is a charge in respect of goodwill amortisation of GBP92.7 million (2001/2002: nine months ended 31 March GBP89.0 million). In the nine months ended 31 March 2002, a charge of GBP22.3 million in respect of an exceptional operating provision was made against ITV Digital programming debtors following the closure of the ITV Digital pay television operation on 30 April 2002.

3.        Share of operating results of joint ventures


                                                                         2002/2003       2001/2002
                                                                       Nine months     Nine months
                                                                             ended           ended
                                                                          31 March        31 March
                                                                              GBPm            GBPm
                                                                       (unaudited)     (unaudited)


KirchPayTV GmbH & Co KgaA ("KirchPayTV") operating loss                          -          (70.0)
Programming joint ventures' operating profit (loss), net                       1.3           (3.5)
                                                                               1.3          (73.5)



This relates to the Group's equity share of the operating results of the Group's joint ventures.



KirchPayTV

By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore the Group considered that from 8 February 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV's losses using the gross equity method from that date.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 13 May 2003                            By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary